Exhibit 12.2.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Six Months Ended June 30,	Twelve Months Ended June 30,	Years Ended December 31,
	2014	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Income from continuing operations before income tax expense	$644	$1,573	$1,797	$1,703	$1,362	$1,394	$503
Fixed charges included in income	222	426	401	418	361	385	392

Total earnings, as defined	$866	$1,999	$2,198	$2,121	$1,723	$1,779	$895

Fixed charges, as defined:
Interest charges	$215	$412	$388	$404	$346	$368	$376
Rental interest factor	7	14	13	14	15	17	16

Fixed charges included in income	222	426	401	418	361	385	392
Preference security dividend requirement	13	26	26	27	27	27	24
Total fixed charges, as defined	$235	$452	$427	$445	$388	$412	$416

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.69	4.42	5.15	4.77	4.44	4.32	2.15